Luis Carrillo, Partner; SteadyLaw Group, LLP
501 W. Broadway, Suite 800 San Diego, CA 92101

Direct phone: 619.399.3102; Main phone: 619.399.3090; Fax: 619.330.1888

February 26, 2007

Mr. Jeffery Riedler
Ms. Song Brandon
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Drayton Harbor Inc.
Amendment #2 to the Registration Statement on Form SB-1
Filed December 22, 2006.
File No.333-137160

Dear Mr. Riedler and Ms. Brandon,

In response to your letter of February 26, 2007, Drayton Harbor Resources Inc. has made changes to its filing.

General

1. We have revised our disclosure to provide an updated auditors report that covers the period as of December 31, 2006 and from June 08, 2006 (inception) through December 31, 2006. We apologize for the error.

Statement of Cash Flows, page F-4

2. We have revised our disclosure to present our $15,000 non-cash impairment charge within “net cash used by operating activities.” Additionally, we have reflected the $15,000 purchase of the Canyon Gold property within “net cash used by investing activities.”

Notes to Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

Income, page F-8

3. We have revised our tabular disclosure to reflect the effect of the $15,000 impairment charge related to our Canyon Gold property within total expenses. Additionally, we have revised our disclosure under this heading and on page 28 to include information regarding the circumstances that triggered the impairment charge to make clear that the $15,000 charge relates to our Canyon Gold property.

Exhibits 10.2 and 10.3

4. We have correctly refilled the consent of the authors of the Canyon Gold property report as experts under Exhibit 23.2 and Exhibit 23.3.

Exhibit 23.1

5. We have amended our filing to include an updated consent from our independent auditors that reflects that they have reported on our audited December 31, 2006 financial statements.

If you have any questions or concerns, please feel free to contact us anytime.

Luis Carrillo,

Partner; SteadyLaw Group, LLP
501 W. Broadway, Suite 800 San Diego, CA 92101

Direct phone: 619.399.3102; Main phone: 619.399.3090; Fax: 619.330.1888